Suite 906 - 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail "firstpoint@firstpointminerals.com" TSX Venture Exchange:FPX

May 11, 2006

Update on Drilling on First Point Minerals’

Rio Luna Gold Property in Nicaragua

Peter M. D. Bradshaw, Ph.D., P. Eng, President and Chief Executive Officer of First Point Minerals Corp. (TSXV: FPX) announced that the current program of diamond drilling on the first target area on the Rio Luna gold/silver property in Nicaragua is complete. Six holes have been completed on the San Andreas Vein, and assay results for all six are expected in about 2 weeks. These drill holes tested parts of this vein system over a distance of 1.5 kilometres (kms) where previously reported surface trench results included values up to 129.8 grams/tonne (g/t) gold and 81 g/t silver over 2.6 metres.

The drill rig is now being moved to the second target, the Santa Rita area on the El Paraiso vein system. Three holes at Santa Rita, drilled in a previous drilling campaign to a maximum depth of 50m down dip, reported grades of 3.8m of 6.8 g/t gold, including 1.3m of 19.9 g/t gold, all distances down the hole. Three deeper holes will be completed under these shallow holes to test the vein system at depth.

Work to date on the Rio Luna gold property has defined 18 kms of epithermal quartz veining of which only 2.5 kms had been drill tested prior to the current drilling campaign. As noted above, several of the holes drilled previously had excellent gold results. The current drill program will focus on: 1) step out drilling around the previous diamond drill holes with good gold grades at Santa Rita, Balsamo East and Balsamo; and 2) drill testing of areas where good trench results were encountered in other parts of this large system, including the San Andreas, Santa Juana and Balsamo West areas.

Drilling at Rio Luna started a month later than originally scheduled, as the drilling contractor experienced delays in receiving foreign sourced equipment, but this problem has been resolved. The drilling program is expected to encompass at least 30 holes (about 3,500 metres in total) and will take 3 to 4 months to complete, weather permitting.  Results will be released for target areas as they are received.

Details of the Rio Luna property are available on the Company website at www.firstpointminerals.com. First Point owns this property 100%.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas.  For more information, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, or Ron Britten, Vice-President of Exploration, at (604) 681-8600.

FIRST POINT MINERALS CORP.

“Peter M.D. Bradshaw”

Peter M.D. Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.